SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 8, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                Form 40-F ☐

Enclosures:

1.              Nokia stock exchange release dated May 8, 2008: Dividend of EUR 0.53 per share; Board and Committee members elected; Nokia to buy back own shares; Nokia to issue shares held by the Company stock exchange release
April 8, 2008

Nokia Corporation

Stock exchange release

May 8, 2008 at 18.30 (CET+1)

Dividend of EUR 0.53 per share; Board and Committee members elected; Nokia to buy back own shares; Nokia to issue shares held by the Company

Helsinki, Finland –The Annual General Meeting of Nokia Corporation held on May 8, 2008 (AGM) resolved to distribute a dividend of EUR 0.53 per share for 2007. The dividend ex-date is May 9, 2008 and the record date May 13, 2008. The dividend will be paid on or around May 27, 2008.

Board and Committee members elected

The AGM resolved to elect ten members to the Board. The following members of the Nokia Board were re-elected for a term until the close of the Annual General Meeting in 2009: Georg Ehrnrooth, Lalita D. Gupte, Dr. Bengt Holmström, Dr. Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Jorma Ollila, Dame Marjorie Scardino and Keijo Suila. Risto Siilasmaa was elected as a new member to the Nokia Board of Directors for the same term.

In its assembly meeting the Board of Directors elected Jorma Ollila as Chairman of the Board and Dame Marjorie Scardino as Vice Chair of the Board.

The Board of Directors also elected the members of the Board Committees. Per Karlsson was elected as Chairman and Henning Kagermann and Dame Marjorie Scardino as members of the Personnel Committee. Georg Ehrnrooth was elected as Chairman and Lalita D. Gupte, Risto Siilasmaa and Keijo Suila as members of the Audit Committee. Dame Marjorie Scardino was elected as Chair and Georg Ehrnrooth and Per Karlsson as members of the Corporate Governance and Nomination Committee.

The AGM resolved the following annual fees to be paid to the members of the Board of Directors for the term until the close of the Annual General Meeting in 2009: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chair and EUR 130 000 for each member. In addition, the AGM resolved that the chairmen of the Audit Committee and the Personnel Committee will each be paid an additional annual fee of EUR 25 000, and other members of the Audit Committee an additional annual fee of EUR 10 000 each. The AGM also resolved, in line with the past practice, that approximately 40 % of the remuneration will be paid in Nokia shares purchased from the market.

The AGM re-elected PricewaterhouseCoopers Oy as the external auditor for Nokia for the fiscal period 2008.

Nokia to buy back own shares

The AGM authorized the Board of Directors to resolve to repurchase a maximum of 370 million Nokia shares. The authorization is effective until June 30, 2009.

In line with the previously announced share repurchase plan, the Nokia Board of Directors resolved to repurchase a maximum of 370 million Nokia shares under the authorization given by the AGM, however, by using a maximum of EUR 4 billion for the repurchases, until March 31, 2009.

The shares will be repurchased in public trading for purposes identified in the authorization by the AGM at a price based on the market price of the Nokia share. Repurchases may also be carried out by entering into derivative, share lending or other arrangements, in which case the repurchase price paid by the Company may differ from the market price of the execution date of the arrangement.

The repurchases may be commenced earliest on May 16, 2008.

Board’s resolution to issue shares held by the Company

The Nokia Board of Directors resolved to issue 4 190 000 Nokia shares held by the Company as settlement under the Nokia Performance Share Plan 2004 to the Plan participants. The settlement will be made in accordance with the Plan’s terms and conditions as the Company exceeded the predetermined financial criteria for the performance period 2004 - 2007. The decision is based on the authorization to issue shares granted by the Annual General Meeting on May 3, 2007.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2008	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel